May 7, 2026

Mark Eubanks
President and Chief Executive Officer
The Brink's Company
1801 Bayberry Court
P.O. Box 18100
Richmond, Virginia 23226

       Re: The Brink's Company
           Registration Statement on Form S-4
           Filed April 29, 2026
           File No. 333-295409
Dear Mark Eubanks:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja Majmudar at 202-551-3844 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    Keith Townsend